CONFIDENTIAL	Exhibit 99.1

ReneSola Announces Results of Annual General Meeting

JIASHAN, China, August 22, 2014 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand in and technology provider of solar photovoltaic products, today announced that all shareholder resolutions proposed at the Company’s 2014 annual general meeting of shareholders held today were duly passed. Specifically, the shareholders passed resolutions approving:

1.	the consolidated financial statements of the Company for the year ended December 31, 2013, together with the reports of the auditors thereon;

2.	the re-election of Mr. Jing Wang as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s current articles of association; and

3.	the re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company until the conclusion of the next general meeting of the shareholders of the Company.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of green energy products. Leveraging its global presence, and expansive OEM and sales network, Renesola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

Ms. Laura Chen

ReneSola Ltd

Tel: +86-21-62809180-162

E-mail: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: sol@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

E-mail: sol@ogilvy.com